UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

[X]    ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2012

or

[ ]    TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

For the Transition Period From ______ to ______

Commission File Number 33-19309

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

BIG LOTS SAVINGS PLAN

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

BIG LOTS, INC.
300 Phillipi Road, P.O. Box 28512
Columbus, Ohio 43228-0512
(614) 278-6800

Big Lots Savings Plan

Financial Statements as of and for the
Years Ended December 31, 2012 and 2011,
Supplemental Schedule as of December 31, 2012, and
Report of Independent Registered Public Accounting Firm

Big Lots Savings Plan

INDEX

Page
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM	1

FINANCIAL STATEMENTS:
Statements of Net Assets Available for Benefits as of December 31, 2012 and 2011	2
Statements of Changes in Net Assets Available for Benefits for the Years Ended December 31, 2012 and 2011	3
Notes to Financial Statements	4

SUPPLEMENTAL SCHEDULE * :
Form 5500, Schedule H, line 4i - Schedule of Assets (Held at End of Year) as of December 31, 2012	12

SIGNATURE	13

EXHIBIT:
Consent of Ary Roepcke Mulchaey, P.C.

* All other financial schedules required by Section 2520.103-10 of the U.S. Department of Labor's Annual Reporting and Disclosure Requirements under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Associate Benefits Committee of Big Lots, Inc.:
Columbus, Ohio

We have audited the accompanying statements of net assets available for benefits of the Big Lots Savings Plan (the “Plan”) as of December 31, 2012 and 2011 and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2012 and 2011, and the changes in net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) as of December 31, 2012, is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ Ary Roepcke Mulchaey, P.C.

Columbus, Ohio
June 21, 2013

Big Lots Savings Plan

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 2012 AND 2011

	2012	2011
Assets
Investments, at fair value (See Note C):
Big Lots, Inc. common shares	$21,259,962	$32,949,452
Mutual funds	93,937,027	70,197,082
Unitized pooled mutual fund	—	9,971,615
Common/Collective trust	46,034,137	46,014,846
Total investments	161,231,126	159,132,995

Receivables:
Company contribution	4,911,771	4,767,527
Participant contributions	—	245,443
Notes from participants,
net of allowance for defaulted loans (See Note B)	8,730,357	8,753,340
Total receivables	13,642,128	13,766,310

Other assets:
Cash	313,131	—
Fee income receivable	7,283	24,823
Due from brokers	109,619	3,265
Accrued income	17	5
Total other assets	430,050	28,093
Total assets	175,303,304	172,927,398

Liabilities
Administrative expenses payable	156,219	46,024
Due to brokers	418,776	2,889
Fee income payable	—	8,482
Total liabilities	574,995	57,395

Net assets reflecting investments at fair value	174,728,309	172,870,003

Adjustments from fair value to contract value for fully benefit responsive investment contracts	(800,807)	(706,533)

Net assets available for benefits	$173,927,502	$172,163,470

The accompanying notes are an integral part of these financial statements.

Big Lots Savings Plan

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
YEARS ENDED DECEMBER 31, 2012 AND 2011

	2012	2011
Additions to net assets attributed to:
Investment income:
Net appreciation in fair value of investments	$4,694,620	$6,484,324
Dividends	1,550,777	1,027,812
Fee income	56,675	185,841
Total investment income	6,302,072	7,697,977

Interest income on notes from participants	371,800	405,585

Contributions:
Company	4,911,771	4,767,527
Participant	8,665,334	8,662,723
Rollover	1,098,191	297,833
Total contributions	14,675,296	13,728,083
Total additions	21,349,168	21,831,645

Deductions from net assets attributed to:

Benefits paid to participants	18,837,526	17,570,274
Administrative expenses	747,610	211,271
Fee expense	—	163,476
Total deductions	19,585,136	17,945,021
Net increase in net assets available for benefits	1,764,032	3,886,624

Net assets available for benefits:
Beginning of year	172,163,470	168,276,846
End of year	$173,927,502	$172,163,470

The accompanying notes are an integral part of these financial statements.

Big Lots Savings Plan

NOTES TO FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2012 AND 2011

A.	PLAN DESCRIPTION

The following description of the Big Lots Savings Plan (the “Plan”) provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

General - The Plan is a defined contribution plan covering all U.S. employees of Big Lots, Inc. and its subsidiaries (the “Company”) who have completed one year of service and have completed 1,000 service hours within the eligibility computation period and have attained 21 years of age. Eligible employees may begin participation on the first day following satisfaction of eligibility requirements.

The purpose of the Plan is to encourage employee savings and to provide benefits to participants in the Plan upon retirement, death, disability, or termination of employment. The Plan is intended to be qualified under Section 401(a) of the Internal Revenue Code of 1986, as amended (the “Code”), and is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”).

Trustee - Wells Fargo Bank, N.A. (the “Trustee”) is the Trustee and Plan Administrator of the Plan.

Administration - The Company has established the Associate Benefits Committee that is responsible for the general operation and administration of the Plan. The Company is the Plan sponsor and a fiduciary of the Plan as defined by ERISA. The Trustee provides recordkeeping services to the Plan.

Contributions - Contributions to the Plan may consist of participant contributions, Company matching contributions, rollover contributions, and profit sharing contributions. Each year, a participant may elect to make a voluntary tax-deferred or after tax contribution up to 50% of their annual compensation (subject to certain limitations for highly compensated individuals), as defined in the Plan. Participants may also rollover amounts representing distributions from other qualified defined benefit or defined contribution plans. Contributions withheld by the Company are participant directed and are limited by section 402(g) of the Code to an annual maximum of $17,000 and $16,500 in 2012 and 2011, respectively. Additional contributions of up to $5,500 in 2012 and 2011 are allowed under the Code for all eligible participants at least age 50 by the end of the respective Plan years. The annual Company matching contribution is 100 percent of the first two percent and 50 percent of the next four percent of participant contributions and was allocated to each participant who (a) was an active participant and employed by the Company on December 31 of the Plan year (including a participant who was on approved leave of absence or layoff), or (b) who retired, became disabled, or died during the Plan year. Additional profit sharing amounts may be contributed at the option of the Company's Board of Directors. No profit sharing contributions were made in 2012 or 2011.

Participant Accounts - Each participant account is credited with the participant's contribution and allocations of (a) the Company's matching contribution, and (b) Plan earnings, and charged with an allocation of administrative expenses. Allocations are based on participant earnings or account balances, as defined. The amount of the benefit to which a participant is entitled is the amount of the participant's vested account.

Administrative Expenses and Fees - The Plan participants pay administrative expenses of the Plan through revenue sharing arrangements between the Plan's investment funds and the Plan's trustee, and through fees deducted directly from participant accounts.

The Plan pays no indirect expenses, as revenue sharing and sub transfer fees are credited directly into the Plan's trust accounts. Effective June 3, 2011, the Plan started to allocate fee income into the accounts of those participants investing in those funds that have revenue sharing arrangements. Prior to June 3, 2011, the Plan remitted those amounts to the Plan's trustee with the amounts being reported in the Plan's financial statements as fee income and fee expense.

Big Lots Savings Plan

NOTES TO FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2012 AND 2011

The Company pays other expenses for the administration of the Plan except for loan administration fees and distribution processing fees, which are allocated to the participant's account. Brokerage fees, transfer taxes, and other expenses incurred in connection with the investment of the Plan's assets will be added to the cost of such investments or deducted from the proceeds thereof, as the case may be.

Investments - Participants may direct the investment of their contributions in 1 percent increments into various investment options offered by the Plan. Effective September 1, 2006, the Plan no longer offers shares of the Company's common stock as an investment option. Participants were not required to sell existing shares; however, they can no longer purchase additional shares of the Company's common stock within the Plan.

Vesting - Participants are immediately vested in participant and rollover contributions, plus actual earnings thereon. Vesting in the Company matching contribution is based on years of service. A participant is 100 percent vested after five years of credited service as follows:

Years of Service	Vested percentage
Less than 2	—
At least 2 but less than 3	25
At least 3 but less than 4	50
At least 4 but less than 5	75
5 or more	100

Benefit Payments - Upon termination, retirement, disability, or death, a participant may elect (1) to receive a lump-sum amount equal to the vested interest value of their account (in cash or in kind); (2) an eligible rollover distribution; or (3) to defer distribution provided the participant has not attained age 70 ½ and has a vested interest value of at least $1,000. The portion of the Company's matching contribution that is not fully vested will be forfeited at the time employment terminates. The Company has the right to terminate or amend the Plan at any time. If the Plan is terminated, participants will become fully vested in their accounts and the Plan assets will be distributed to the participants, after payment of any expenses properly chargeable thereto, in proportion to their respective account balances.

Participant Loans - Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum amount equal to the lesser of $50,000 or 50 percent of their vested account balance. One loan per participant may be outstanding at any time, and the loan term may not exceed five years. Loans are secured by the balance in the participant's account. Loans bear interest at the Prime rate plus one percent using the rate stated in The Wall Street Journal on the first business day of the month in which the loan was taken. Loan repayments, including interest, are typically processed through regular payroll deductions. The loan balance may be paid off by the participant at any time without penalty.

Forfeited Accounts - Forfeited nonvested contributions are used to reduce Company matching contributions and pay certain Plan expenses. Employer contributions were reduced by $73,100 and $229,203 in 2012 and 2011, respectively, from forfeited nonvested accounts. There were no unused forfeitures at December 31, 2012 and 2011.

B.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
Basis of Accounting - The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“GAAP”).

Use of Estimates - The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ materially from those estimates.

Big Lots Savings Plan

NOTES TO FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2012 AND 2011

Investments - Investments are reported at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.

The RiverSource Trust Income Fund A invests in fully benefit-responsive contracts. This fund is recorded at fair value; however, since these contracts are fully benefit-responsive, an adjustment is reflected in the Statements of Net Assets Available for Benefits to present these investments at contract value. Contract value is the relevant measurement attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. The contract value represents contributions plus earnings, less participant withdrawals and administrative expenses.

See “Note C. Fair Value Measurements” below for discussion of fair value measurements.

Income Recognition - Purchases and sales of securities are recorded on a trade-date basis. Interest is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Net appreciation or depreciation includes the Plan's gains and losses on investments bought and sold as well as held during the year.

Payment of Benefits - Benefit payments are recorded when paid.

Notes from Participants - Notes receivable from participants represent participant loans that are recorded at their unpaid principal balance plus any accrued but unpaid interest. Interest income from participants is recorded when it is earned. Related fees are recorded as administrative expenses and are expensed when they are incurred. An allowance for defaulted loans of $233,221 has been recorded for December 31, 2012 within benefits paid.

Recently Issued Accounting Pronouncements - In May 2011, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") 2011-04, Amendments to Achieve Common Fair Value Measurements and Disclosure Requirements in GAAP and International Financial Reporting Standards ("IFRSs"). ASU 2011-04 amended Accounting Standards Codification ("ASC") 820, Fair Value Measurement, to converge the fair value measurement guidance in GAAP and IFRSs. Some of the amendments clarify the application of existing fair value measurement requirements, while other amendments change a particular principle in ASC 820. In addition, ASU 2011-04 requires additional fair value disclosures. The Plan adopted the requirements of ASU 2011-04 effective January 1, 2012, the impact of which was not significant.

Subsequent Events - Management has evaluated events and transactions subsequent to the financial statement date. Based on this evaluation, management is not aware of any events or transactions (other than those disclosed elsewhere) that occurred subsequent to the financial statement date but prior to filing that would require recognition or disclosure in these financial statements.

C.	FAIR VALUE MEASUREMENTS

ASC 820, Fair Value Measurement, provides the framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to Level 1 and the lowest priority to Level 3.

Level 1, defined as observable inputs such as unadjusted quoted prices in active markets for identical assets or liabilities.

Level 2, defined as observable inputs other than Level 1 inputs. These include quoted prices for similar assets or liabilities in an active market, quoted prices for identical assets and liabilities in markets that are not active, or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

Level 3, defined as unobservable inputs in which little or no market data exists, therefore requiring an entity to develop its own assumptions.

Big Lots Savings Plan

NOTES TO FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2012 AND 2011

The asset or liability's fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

Following is a description of the valuation techniques and inputs used for each class of assets measured at fair value. There have been no changes in the methodologies used at December 31, 2012 and 2011.

Common shares: Valued at the closing price reported on the New York Stock Exchange (Level 1).

Mutual funds: Valued at the net asset value (“NAV”) of shares held by the plan at year end. The NAV is based on the value of the underlying assets owned by the fund, minus its liabilities, and then divided by the number of shares outstanding. The NAV is a quoted price in an active market (Level 1).

Unitized pooled mutual fund: Valued at the respective NAV as reported by such trusts/funds, which are reported at fair value. The value of each unit is determined by subtracting total liabilities from the total value of the assets, including accrued income, and dividing the amount remaining by the number of units outstanding on the valuation date. There are no restrictions as to the redemption of these investments nor does the Plan have any contractual obligations to further invest in any of these funds. The NAV is a quoted price in a market that is not active (Level 2).

Common collective trust: Valued at the respective NAV as reported by such trusts/funds, which are reported at fair value. The value of each unit is determined by subtracting total liabilities from the total value of the assets, including accrued income, and dividing the amount remaining by the number of units outstanding on the valuation date. The investment seeks to maintain principle value, protect against market price volatility, obtain consistent income return, and provide liquidity for benefit payments and withdrawals. The common collective trust invests primarily in investment contracts issued by insurance companies, banks, and other financial institutions. The Plan does not have any contractual obligations to further invest in this fund. The NAV is a quoted price in a market that is not active (Level 2).

These methods may produce a fair value that may not be indicative of net realizable value or reflective of future fair values. Furthermore, although the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

Big Lots Savings Plan

NOTES TO FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2012 AND 2011

The following table sets forth the Plan's investment assets at fair value as of December 31, 2012 and 2011, by level, within the fair value hierarchy:

	Assets at fair value as of December 31, 2012
	Level 1	Level 2	Level 3	Total
Common stocks:
Retail	$21,259,962	$—	$—	$21,259,962

Mutual funds:
Index funds	24,536,566	—	—	24,536,566
Growth funds	22,963,272	—	—	22,963,272
Bond funds	14,694,670	—	—	14,694,670
International funds	11,084,263	—	—	11,084,263
Balanced funds	10,996,562	—	—	10,996,562
Value funds	9,275,794	—	—	9,275,794
Money market fund	385,900	—	—	385,900
Total mutual funds	93,937,027	—	—	93,937,027

Common/Collective trust:
Fixed income (b)	—	46,034,137	—	46,034,137
Total	$115,196,989	$46,034,137	$—	$161,231,126

	Assets at fair value as of December 31, 2011
	Level 1	Level 2	Level 3	Total
Common stocks:
Retail	$32,949,452	$—	$—	$32,949,452

Mutual funds:
Growth funds	19,269,829	—	—	19,269,829
Value funds	18,500,112	—	—	18,500,112
Index funds	10,749,005	—	—	10,749,005
Balanced funds	10,147,012	—	—	10,147,012
International funds	8,791,956	—	—	8,791,956
Bond fund	2,173,450	—	—	2,173,450
Money market fund	565,718	—	—	565,718
Total mutual funds	70,197,082	—	—	70,197,082

Unitized pooled mutual fund:
Bond fund (a)	—	9,971,615	—	9,971,615

Common/Collective trust:
Fixed income (b)	—	46,014,846	—	46,014,846
Total	$103,146,534	$55,986,461	$—	$159,132,995

Big Lots Savings Plan

NOTES TO FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2012 AND 2011

(a)
This fund invests in the Wells Fargo Collective Fund for Pimco Total Return. Total Return is a core bond portfolio strategy that seeks maximum current income and price appreciation consistent with the preservation of capital and prudent risk taking. All sectors of the bond markets are utilized.

(b)
Investment seeks to provide income consistency. The fund is invested in the RiverSource Trust Income Fund A, which may invest in fixed-income instruments, stable value investment contracts issued by various banks, life insurance companies and other financial institutions and in units of collective investment funds with investment objectives similar to those of this fund.

D.	TAX STATUS

The Plan obtained its latest determination letter on February 25, 2010, in which the Internal Revenue Service ("IRS") stated that the Plan was designed in accordance with the applicable requirements of the Code. As qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. Although the Plan has been amended subsequent to the Plan documents reviewed by the IRS, the Plan administrator believes the Plan is being, and was, prior to receipt of the February 25, 2010 determination letter, operated in compliance with the applicable requirements of the Code, and therefore, believes that the Plan is qualified and the related trust is tax exempt.

GAAP requires Plan management to evaluate uncertain tax positions taken by the Plan. The financial statement effects of a tax position are recognized when the position is more likely than not, based on the technical merits, to be sustained upon examination by the IRS. The Plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2012 and 2011, there are no uncertain positions taken or expected to be taken. The Plan has recognized no interest or penalties related to uncertain tax positions. The Plan is subject to routine audits by taxing jurisdiction; however, there are currently no audits for any tax periods in progress. The Plan administrator believes it is no longer subject to income tax examinations for years prior to 2009.

E.	INVESTMENTS

The fair value of individual investments that represent five percent or more of Plan net assets at December 31, 2012 and 2011 are as follows:

	2012	2011
RiverSource Trust Income Fund A	$46,034,137	$46,014,846
Vanguard Institutional Index Fund	24,536,566	10,749,005
Big Lots, Inc. common shares	21,259,962	32,949,452
PIMCO Total Return Fund	11,921,900	—	*
The Growth Fund of America	11,480,493	10,026,846
Artisan International Fund	11,084,263	8,791,956
American Balanced Fund	10,996,562	10,147,012
Baron Growth Fund	9,155,854	—	*
Selected American Shares Fund	—	11,327,868	*
PIMCO - Unitized pooled mutual fund	—	9,971,615	*

* Shown for comparison purposes only, since these investments represent more than five percent of Plan net assets in only one of the years presented.

Big Lots Savings Plan

NOTES TO FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2012 AND 2011

During 2012 and 2011, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) in value as follows:

	2012	2011
Big Lots, Inc. common shares	$(7,005,080)	$7,240,233
Mutual funds	10,959,548	(1,547,148)
Unitized pooled mutual fund	26,123	74,151
Common/Collective trust	714,029	717,088
Net appreciation	$4,694,620	$6,484,324

F.	RISKS AND UNCERTAINTIES

The Plan provides for the various investment options. Any investment is exposed to various risks, such as interest rate, credit and overall market volatility risk. These risks could result in a material effect on participants' account balances and the amounts reported in the Statements of Net Assets Available for Benefits and the Statements of Changes in Net Assets Available for Benefits.

G.	PLAN TERMINATION

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event the Company terminates or partially terminates the Plan, affected participants would become 100 percent vested in their accounts.

H.	PARTIES-IN-INTEREST

Certain Plan investments are shares of mutual funds managed by the Trustee, its subsidiaries or affiliates. In addition, the Plan holds common shares of the Company and makes loans to participants. These transactions qualify as exempt party-in-interest transactions.

I.	RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

Upon a participant's default in a participant loan, the remaining loan amount due to the Plan will be treated as a deemed distribution to the extent a distribution to the participant is not permissible under the Plan. A participant loan that has been treated as a deemed distribution on Form 5500 is removed from Plan assets on Form 5500. However, deemed distributions remain part of the participant's account balance in these financial statements until a distributable event occurs for the participant.

Big Lots Savings Plan

NOTES TO FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2012 AND 2011

The following reconciles participant loans and net assets available for benefits per these financial statements to Form 5500 at December 31, 2012 and 2011:

	2012	2011
Notes from participants per the financial statements	$8,730,357	$8,753,340
Less: Certain deemed distributions of participant loans	—	(94,218)
Participant loans per Form 5500	$8,730,357	$8,659,122

	2012	2011
Net assets available for benefits per the financial statements	$173,927,502	$172,163,470
Add: Adjustment from fair value to contract value for fully
benefit-responsive contract	800,807	706,533
Less: Certain deemed distributions of participant loans	—	(94,218)
Net assets available for benefits per Form 5500	$174,728,309	$172,775,785

The following is a reconciliation of the increase in net assets per the financial statements for the year ended December 31, 2012, to Form 5500 net income:

Net increase in assets per the financial statements	$1,764,032
Less: Adjustment from fair value to contract value for fully benefit-responsive
contract at December 31, 2011	(706,533)
Add: Adjustment from fair value to contract value for fully benefit-responsive
contract at December 31, 2012	800,807
Add: Certain deemed distributions of participant loans at December 31, 2011	94,218
Net income per Form 5500	$1,952,524

Big Lots Savings Plan
EIN #06-1119097 PLAN #002
FORM 5500, SCHEDULE H, LINE 4i -SCHEDULE OF ASSETS (HELD AT END OF YEAR)
DECEMBER 31, 2012

(a)	(b) Identity of issue, borrower, lessor or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par, or maturity value	(d) Cost **	(e) Current value

*	Big Lots, Inc.	Common shares: 747,012 shares		$21,259,962

	Common/Collective trust:
	RiverSource	Trust Income Fund A: 4,408,707 units		46,034,137

	Mutual funds:
	Vanguard	Institutional Index Fund: 187,991 shares		24,536,566
	PIMCO	Total Return Fund: 1,060,667 shares		11,921,900
	The Growth Fund of America	Growth Fund: 334,318 shares		11,480,493
	Artisan	International Fund: 448,393 shares		11,084,263
	American	Balanced Fund: 539,047 shares		10,996,562
	Baron	Growth Fund: 169,365 shares		9,155,854
	American Century	Equity Income Fund: 565,157 shares		4,419,526
	Royce	Total Return Fund: 250,385 shares		3,392,716
	Vanguard	Inflation Pro Sec Fund: 97,154 shares		2,772,770
	Hussman	Strategic Growth Fund: 190,904 shares		2,044,577
	Washington Mutual	Investors Fund: 46,894 shares		1,463,552
	* Wells Fargo	Money Market Fund: 385,900 shares		385,900
	PIMCO	Asset Fund: 22,444 shares		282,348
				93,937,027

	Notes receivable from participants	4.25% - 10.50%	—	8,730,357

	TOTAL			$169,961,483

	*	Party-in-interest
	**	Cost is not applicable for participant-directed investments

The notes to the financial statements are an integral part of this schedule.

SIGNATURE

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the plan administrator has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

BIG LOTS SAVINGS PLAN

Dated: June 21, 2013	By: /s/ Timothy A. Johnson
Timothy A. Johnson
Senior Vice President and Chief Financial Officer